[redacted]

14048334

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeMark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 44th Floor

New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Todd L. Cromwell (212) 888-1300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

345 Park Avenue, New York, NY 10154

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd L. Cromwell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of HedgeMark Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Todd L Cromwell
Signature

Controller
Title

02/24/14

Notary Public

SHENGYU CAO
Notary Public, State of New York
No. 01CA6246104
Qualified in New York County
Commission Expires 08-08-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HedgeMark Securities, LLC:

We have audited the accompanying financial statements of HedgeMark Securities, LLC , which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of HedgeMark Securities, LLC. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures

applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 25, 2014

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	198,901
Due from affiliate - HedgeMark Advisors, LLC		99,917
Prepaid expenses and other assets		2,384
Total assets	$	301,202
Liabilities and Members' Equity		
Liabilities:		
Due to affiliate - HedgeMark International, LLC (note 3)	$	44,260
Accounts payable, accrued expenses and other liabilities		54,898
Total liabilities		99,158
Members' Equity		
Paid-in-capital - HedgeMark International, LLC	$	259,995
Accumulated deficit		(57,951)
Total members' equity		202,044
Total liabilities and members' equity	$	301,202

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Income
For the year ended December 31, 2013

Revenues:		
Marketing fees	$	359,575
Total revenues		359,575
Expenses:		
Professional fees	$	177,919
Compensation and benefits		150,000
Regulatory		12,393
General and administrative		3,721
Occupancy		3,000
Information technology		2,070
Total expenses		349,103
Net income	$	10,472

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Changes in Members' Equity
For the year ended December 31, 2013

	Paid-in-Capital	Retained Earnings	Total members' equity
Balance, January 1, 2013	$ 259,995	$ (68,423)	$ 191,572
Net income	-	10,472	10,472
Balance, December 31, 2013	$ 259,995	$ (57,951)	$ 202,044

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash Flows
For the year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	10,472
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in assets:		
Due from affiliate - HedgeMark Advisors, LLC		(99,917)
Prepaid expenses and other assets		2,941
Increase (decrease) in liabilities:		
Accounts payable, accrued expenses and other liabilities		54,898
Due to affiliate - HedgeMark International, LLC		39,137
Net cash provided by operating activities		7,531
Net increase in cash		7,531
Cash, beginning of year		191,370
Cash, end of year	$	198,901

See accompanying notes to financial statements.

1. Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities monitored by HedgeMark Advisors, LLC ("HMA"), an affiliate of the Firm and the Investment Adviser. The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities.

2. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash

All cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

(c) Accrued expenses and other liabilities

Expenses are recorded on the accrual basis as incurred.

(d) Marketing Fees

HedgeMark International, LLC, directly or through HedgeMark Advisors, LLC, shall compensate the Company for its distribution of funds monitored by HedgeMark Advisors, LLC at a rate equal to the Company's cost plus 3%. Marketing fees are earned monthly and recognized as such.

(e) Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes and as such is not subject to Federal or state income taxes. Its parent company, HMI, is treated as a partnership under the Internal Revenue Code for the purposes of filing Federal income tax returns. As a partnership, HMI generally will not have to pay corporate- level income taxes, but instead any income or loss will be included in the individual member's tax returns.

(f) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments.

3. Related Party Activities

Under the terms of a service agreement, the Company provides private placement of hedge fund securities services to HMA, the Investment Adviser. The Company charges HedgeMark International, LLC, directly or through HedgeMark Advisors, LLC, a per month marketing fee based on costs incurred by the Company to distribute funds monitored by HedgeMark Advisors, LLC plus 3%. Revenues related to these services are reflected as Marketing fees in the Statement of Income.

HMI, as the parent company, charges an allocation of certain overhead costs and staff expenses based on usage and the terms of the expense sharing agreement between the two companies. The amount due to HMI at December 31, 2013 was $44,260.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for this, the first, year of operation. For any subsequent year, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $99,743, which was $93,132 in excess of required net capital of $6,611.

5. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2013, the Company determined there were no material uncertain tax positions. As a result, no income tax liability has been recorded for the year ended December 31, 2013.

6. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 25, 2014, the date the financial statements were available to be issued.

On February 21, 2014, HedgeMark Holdings, LP and The Bank of New York Mellon ("BNYM"), the owners of HMI, entered an agreement pursuant to which BNYM will acquire the outstanding ownership interest in the Company not owned (indirectly) by BNYM (BNYM's parent company). The closing of the acquisition will take place following the satisfaction of the agreed upon conditions to closing, including receipt of applicable regulatory approval.

There were no other subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2013
Total aggregate indebtedness	$	99,158
Net capital		
Paid-in-Capital		259,995
Retained earnings		(57,951)
Total capital		202,044
Deductions:		
Nonallowable assets:		
Due from affiliate		99,917
Other assets		2,384
Total nonallowable assets		102,301
Other deductions and/or charges		-
Net capital	$	99,743
Computation of basic net capital requirement		
Minimum net capital required	$	6,611
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,000
Excess net capital	$	93,132
Ratio of aggregate indebtedness to net capital		0.99:1

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2013 FOCUS report.

Schedule II
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
HedgeMark Securities, LLC:

In planning and performing our audit of the financial statements of HedgeMark Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2014

HedgeMark Securities, LLC

Securities Investor Protection Corporation (SIPC)

Form SIPC-7

December 31, 2013

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
HedgeMark Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 2, 2013 to December 31, 2013, which were agreed to by HedgeMark Securities, LLC, ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the list of assessment payments in Form SIPC-7 with the Company's cash disbursement records, noting no differences;

2. Compared the summation of Total Revenues reported on the Company's quarterly FOCUS Form X-17A-5 for the period from January 2, 2013 to December 31, 2013, with the amounts reported in Form SIPC-7 for the period ended December 31, 2013, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and workpapers provided by management of the Company. Specifically, we compared:

    a. The deduction from line 2c(3) titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on SIPC-7, to the Company's accounting records for the period of January 2, 2013 through December 31, 2013, noting no differences;

    b. The deduction from line 2c(5) titled "Net loss from securities in investment accounts" on SIPC-7, to the Company's accounting records for the period of January 2, 2013 through December 31, 2013, noting no differences; and

    c. The deduction from line 2c(9)(i) titled "Total interest and dividend expense but not in excess of total interest and dividend income" on SIPC-7, to the summation of the Company's quarterly FOCUS reports for the period from January 2, 2013 through December 31, 2013, noting no differences.

4. Recalculated the mathematical accuracy of the "General Assessment" line 2e by adding "Total revenue," "Total Additions," and subtracting "Total Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d. We then recalculated the SIPC Net Operating Revenues by the assessment fee of one quarter of one percent (.25%), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2014

HedgeMark Securities, LLC
Schedule of Assessment and Payments to the Securities Investor Protection Corporation
From January 2, 2013 to December 31, 2013

Total revenue (FOCUS Line 12/Part IIA Line 9)	**$**	**359,576**
Total Additions:		-
Total Deductions:		-
SIPC Net Operating Revenues	$	359,576
General Assessment @ .25%		899
Less payment made with SIPC-6 at July 17, 2013		371
Less prior overpayment applied		-
Assessment balance due or (overpayment)	$	528

HEDGEMARK SECURITIES, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
(SEC ID No. 8-69106)

Financial Statements and Supplementary
Information
December 31, 2013

(With Report of Independent Registered Public Accounting Firm and
Supplementary Report Filed in Accordance with Rule 17a-5)

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2013

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